EXHIBIT 12.1

LTX-Credence Corporation Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended July 31,
	2009	2008	2007	2006	2005
	(In Thousands)
Income (Loss) from Operations	$(140,759)	$(4,883)	$(10,026)	$15,083	$(131,126)

Fixed Charges:
Interest expense	6,077	1,136	4,909	8,956	6,832
Rental interest(1)	583	271	411	409	921

Total Fixed Charges	6,660	1,407	5,320	9,365	7,753

Income (Loss) from Operations plus fixed charges	$(134,099)	$(3,476)	$(4,706)	$24,448	$(123,373)

Ratio of Earnings to Fixed Charges	—	—	—	2.61x	—

Coverage deficiency(2)	$134,099	$3,476	$4,706	—	$123,373

(1)	Represents an estimate of the portion of our rent expense incurred under operating leases that constitute interest based on an estimated borrowing rate of the average prime rate plus five percent.
(2)	In 2009, 2008, 2007 and 2005, we incurred losses from operations and as a result our earnings were insufficient to cover our fixed charges. The amount shown represents the amount of the coverage deficiency in each such period.